Mark E. Crone Managing Partner mcrone@cronelawgroup.com Joe Laxague Of Counsel jlaxague@cronelawgroup.com

VIA EDGAR

September 21, 2020

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

Attn:	Deanna Virginio

Re:	Bon Natural Life Limited Draft Registration Statement on Form F-1 Filed July 13, 2020 CIK No. 0001816815

Dear Ms. Virginio:

We write on behalf of Bon Natural Life Limited (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in its letter dated August 11, 2020, commenting on the Company’s Draft Registration Statement on Form F-1 filed July 13, 2020 (the “Registration Statement”).

Titling and paragraph numbering of the comments listed below corresponds to the titling and numbering used in the Commission’s comment letter.

Cover Page, page 2

1.       Please revise page 2 to include the date of the prospectus. Additionally, if you intend to use the prospectus before the effective date of the registration statement, please include the “subject to completion legend.” Refer to Item 501(b)(9) and Item 501(b)(10).

Response: In response to this comment, the Registration Statement has been amended to include the “Subject to Completion” legend and the date of the prospectus.

Prospectus Summary

Our Business, page 4

2.       If accurate, please clarify here, and throughout your document, that your products have not been approved as effective in treating or preventing any health conditions and/or diseases by a regulatory agency in the PRC. Additionally, removed statements indicating that your products manage and/or improve health. If this is inaccurate, please identify the agency, describe the approval process and describe any applicable clinical trials. Please similarly revise page 12 where you indicate your new products focus on preventing respiratory infection and preventing memory loss.

Deanna Virginio United States Securities and Exchange Commission September 21, 2020 Page 2 of 8

Response: In response to this comment, the Company has amended the Registration Statement to include the disclaimer “Our products have not been approved as effective in treating or preventing any health conditions and/or diseases by a regulatory agency in the PRC.” This language was added where indicated on page 4 and in the risk factor cited at page 12. The amendments also include this disclaimer on page 51 (in the R&D discussion) and on page 59 (in the products descriptions). In addition, the Company has amended the Registration Statement to remove references to managing or improving health on page 4, and on page 61 (in the manufacturing process description).

Our Strengths, page 5

3.       We note your disclosure that “Xi’an App-Chem is listed as a key enterprise with ensured supplies in the COVID-19 prevention and control period by various Chinese government agencies.” Please revise your disclosure to clearly state that stachyose has not been proven effective in preventing, treating, or controlling the spread of COVID-19. Additionally, briefly describe what qualifications for a Company to be listed as a “key enterprise” and the advantage to the Company of such designation.

Response: In response to this comment, the Company has amended the Registration Statement where indicated to include the requested disclaimer. In addition, the Company has added a discussion of how it qualified to be listed as a key enterprise with ensured supplies in the PRC and the advantages gained from this designation.

Corporate History and Structure, page 8

4.       Please disclose in this section the fact that the shareholders of your VIE may have interests that conflict with you.

Response: In response to this comment, the Company has added a brief disclosure on this issue in the “Corporate History and Structure” section on page 8, immediately prior to the reference to the relevant risk factors.

5.       We note your disclosure on page 15 that “the pledged shares in Xi’an App-Chem is still pending for registration with the local branch of the State Administration for Market Regulation.” Do you plan to complete your offering while the registration of the share pledges is still pending, and therefore, are not yet deemed validly created. If so, please explain these circumstances in your summary and include a risk factor discussion clarifying the potential consequences.

Response: To date, the pledges of 90% of Xi’an App-Chem’s total issued shares have been registered and become valid, and the remaining 10% is expected to be registered and valid before the commencement of this offering. In response to this comment and as a result of this improved circumstance, the Company has amended the Registration Statement to remove references to pledged shares in Xi’an App-Chem still pending for registration at pages 15 and 69 of the Registration Statement.

Implications of Being an Emerging Growth Company, page 12

6.       Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Deanna Virginio United States Securities and Exchange Commission September 21, 2020 Page 3 of 8

Response: Neither the Company, nor anyone authorized on its behalf, currently intends to engage in oral or written communications in reliance on Section 5(d) of the Securities Act.

Nutritional supplemental products maybe supported by limited availability of conclusive clinical studies, page 12

7.       We note your disclosure indicating that you believe your products are safe despite the “little long term experience with human consumption” and your dependence on consumers’ perception of the efficacy, safety and quality of your products. With respect to your products that lack a long history of use, please include information about any safety related trials you conducted, including the objective results of such trials.

Additionally, we note your reference to “limited availability of conclusive studies.” Only a government agency with the requisite authority can make conclusive determinations about safety and efficacy. If your products do not have such approval, revise your disclosure to clearly state your products have not been deemed safe or effective. Your indication that users may perceived them to be safe and effective despite the lack of approval is not appropriate.

Response: In response to this comment, the Company has amended the Registration Statement to re-title this risk factor and to make clear that the safety and efficacy of its products has not been proven or determined by clinical trials or any government agency. In addition, the revised risk factor makes clear that quality control efforts are focused solely on product purity and certain quality measures and that the company has not conducted clinical trials on the safety or efficacy of its products.

Risk Factors, page 12

8.       Please include a separate risk factor discussion regarding the PCAOB’s lack of access to audit work papers, preventing the PCAOB from fully evaluating audits and quality control procedures of auditors based in China.

Response: The Company respectfully advises the Staff that the Company’s independent registered public accounting firm, Friedman LLP, is registered with the Public Company Accounting Oversight Board (“PCAOB”) and is accordingly required by U.S. law to undergo regular PCAOB inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. All audit records, including records of audits performed in China, are retained by Friedman LLP. The PCAOB regularly conducts its inspections of our auditor’s audits and quality control procedures without any limitation in accessing its audit work. The PCAOB has selected both our auditor’s Chinese registrants and its US registrants for inspection when the PCAOB conducts its regular inspection of our auditor’s audits.

Risks related to our corporate structure, page 15

9.       Please explain your references to risks of foreign investment in telecom services in China. It is not clear how these risks apply to yours business.

Response: Xi’an App-Chem, the Company’s variable interest entity, is engaged in online product sales with a value-added telecommunications license, and e-commerce business is considered to be a type of value-added telecommunications service under Chinese law and regulations. In response to this comment, the Company has added a statement to this effect at the beginning of its initial risk factor under this subsection on page 15.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China ..., page 20

Deanna Virginio United States Securities and Exchange Commission September 21, 2020 Page 4 of 8

10.       Please revise your statement that authorities in China “may” establish a regulatory cooperative mechanism to implement cross border supervision and administration to clearly state that the authorities have not established a regulatory cooperative mechanism, leaving no mechanism to obtain information or conduct an investigation, if necessary.

Response:

In response to the Staff’s comment, the Company has revised this disclosure to clearly state that no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC and that, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties, leaving no mechanism to obtain information or conduct an investigation, if necessary

We may rely on dividends and other distributions on equity paid by our PRC subsidiary..., page 21

11.       Please quantify amounts currently available for dividends and quantify the current percentage of registered capital in reserves.

Response: In response to this comment, the Company has added the following disclosure regarding current percentages of capital reserves and amount currently available for dividends:

“A company may discontinue the contribution when the aggregate sum of the statutory surplus reserve is more than 50% of its registered capital. The statutory common reserve fund of a company shall be used to cover the losses of the company, expand the business and production of the company or be converted into additional capital. Subject to above-referenced limitations and at the discretion of board of directors, the accumulated profits, after appropriation of statutory surplus reserve, available for dividends were approximately $2,368,512 as of September 30, 2019.”

“As of the end of the fiscal year ended September 30, 2019, the statutory surplus reserves of our PRC subsidiary, our variable interest entity, and its subsidiaries, as percentage of their respective registered capitals, ranged from 0% to 11% and averaged 6% in the aggregate.”

Market Drivers, page 58

12.       We note your statement that “According to International Monetary Fund (IMF), per capita annual disposable income of the PRC increased with a CAGR of approximately 9.0%.” Please expand your disclosure to clarify the time period over which such growth occurred.

Response: In response to this comment, the Company has amended this disclosure to clarify that the growth described occurred from 2014 to 2018.

Business

Overview , page 59

13.       We note your disclosure that you have developed four technology platforms for “natural product large-scale separation, natural product safety improvement, natural product activity enhancement, and natural product function compounding.” Please expand your disclosure to provide a description of each of the four platforms and how they relate to your product offerings.

Deanna Virginio United States Securities and Exchange Commission September 21, 2020 Page 5 of 8

Response: In response to this comment, the Company has amended the Registration Statement to describe how the different technology platforms are used in the production of four of its major product categories.

14.       We note that throughout the prospectus you refer to the “products and services” that you provide. Please expand your disclosure to also include a description of the services that you offer.

Response: In response to this comment, the Company has added additional disclosure at the end of the “Overview” section explaining that the services provided consist of customized product development and formulation and after-sale and technical support.

Product Categories, page 59

15.       Please provide support for your statement that “[y]our ambroxide products are produced with higher purity and yield than industry average.”

Response: In response to this comment, the Company has amended the Registration Statement to describe the purity and yield of the Company’s ambroxide production vs. the industry averages. As stated in the amended disclosures, the purity figures are based on product testing reports. The yield figures, which are known to management as an industry trade secret, are described as based upon management belief.

16.       Please expand your disclosure to explain what a bioactive food ingredient is and how each ingredient is designed to be used. For example, on page 12, we note your disclosure regarding the use of “stachyose as a dietary supplement for infants.”

Response: In response to this comment, the Company has added additional disclosure explaining what bioactive food ingredients are and how the bioactive ingredients produced by the Company are used.

Manufacturing , page 60

17.       We note your disclosure on page 65 that “[y]our main competitors’ technologies are mainly traditional physical and chemical techniques such as extraction and separation” and that “[you] employ more advanced bio-manufacturing technologies.” Please expand your disclosure to explain the traditional physical and chemical manufacturing techniques used and how the manufacturing process you’ve outlined uses more advanced technologies.

Response: In response to this comment, the Company has added additional disclosure here to provide two product examples – ambroxide and stachyose – comparing and contrasting the traditional techniques with the Company’s technologies for producing these ingredients.

Intellectual Property, page 61

18.       Please revise your disclosure to state the type of patent issued (invention, utility model or design), the expiration date of each patent and the corporate entity that holds the rights to each patent.

Deanna Virginio United States Securities and Exchange Commission September 21, 2020 Page 6 of 8

Response: In response to this comment, the Company has amended its patent table to include the additional information requested.

Marketing and Competition, page 63

19.       We note your disclosure on page 63 that your products “are quick-acting and potent, as well as safe and compliant with local legal requirements.” Please delete the statements that the products are safe and effective unless they have been determined to be so by the applicable government agency with requisite authority.

Response: In response to this comment, the company has deleted this statement.

20.       We note your disclosure on page 19 that you “rely upon published and unpublished safety information including clinical studies on ingredients used in [y]our products.” Please expand your disclosure to describe the referenced studies and their objective findings in terms of clinical endpoints, as opposed to conclusions.

Response: In response to this comment, the Company has added a disclosure in the relevant risk factor on page 19 citing research reports on milk thistle, apply polyphenols, and stachyose finding the products to be safe and non-toxic for human consumption.

Property, Plants and Equipment, page 70

21.       We note your disclosure on page 70 that the Weinan Raw Materials and Ingredients Production Site is leased by you. Please file the lease agreement or explain your basis for determining it s not required to be filed.. Please refer to Item 601(b)(10).

Response: In response to this comment, the Company has amended the Registration Statement to add an English translation of the lease for this site as new Exhibit 10.14.

Regulations on Production and Sale of Food Products, page 74

22.       We note your disclosure on page 63 that “[you] sell [y]our products primarily through direct distributors in the PRC and, to some extent, to overseas customers in Europe.” Additionally we note your disclosure on page 55 that you have generated approximately $5 million in revenue from overseas. To the extent applicable to your products and services, please also describe any food safety or related regulations in other countries where you conduct sales, such as Europe. Please also clarify which corporate entity holds the Food Production Licenses and Food Business Licenses.

Response: In response to this comment, the Company has added disclosures explaining that it follows applicable safety regulations in all markets where it sells products and has obtained REACH certification for its ambroxide and GRAS certification for its milk thistle extract and clary sage. In addition, a tabular disclosure has been added setting forth the Food Production Licenses and Food Business Licenses held by the Company’s consolidated affiliates.

Deanna Virginio United States Securities and Exchange Commission September 21, 2020 Page 7 of 8

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Capital Leases Obligation, page F-13

23.       Please revise disclosures to state if the Company has adopted the Accounting Standards Codification (ASC) 842, the date of adoption, the method of adoption, how the adoption was implemented, and the practical expedient adopted if any. Follow the guidance provided in ASC 842-50.

Response: In our previous disclosure, we inadvertently referred to ASC 842 as the guidance for which we base our determination of whether a lease transaction is considered capital lease or operating lease. We have not early adopted ASU 2016-02 and our current accounting for capital lease obligation is based on the guidance prescribed in ASC 840, Leases. The Company is an emerging growth company (“EGC”) as defined by the Jumpstart Our Business Startups Act (“JOBS Act”). The JOBS Act provides that an EGC can take advantage of extended transition periods for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company elected to take advantage of the extended transition periods and we respectfully advise the Staff that we currently intend to adopt ASC 842 effective on October 1, 2021.

In response to the Staff’s comment, we revised our disclosure on page F-13 as follows:

In accordance with ASC 840, Leases, leases are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease.

Capital leases are measured at the commencement of the lease at an amount equal to the present value at the beginning of the lease term of minimum lease payments during the lease term. During the lease term, each minimum lease payment is allocated between a reduction of the obligation and interest expense to produce a constant periodic rate of interest on the remaining balance of the obligation (the interest method). Assets held under capital leases are depreciated over the useful lives of the assets or the lease term, whichever is shorter.

In accordance with ASC 840-40-25-2, the Company sells part of its plant machines to the lessor, leased them back from the lessor, and retains all of the plant machines and their remaining economic lives, therefore, the sale-and-leaseback arrangement is not a sales arrangement for the designated properties. Instead, the arrangement is a lease in nature.

Under ASC 840-10-25-1 and ASC 840-10-25-29, at the time of the lease agreement, the plant machines had agreed-upon fair value, and the minimum lease payments had present value over 90% of the fair value. Management deemed the arrangement as a capital lease.

In response to the Staff’s comment, we further revised our disclosures to Note 2 – “Recent accounting pronouncement”, on page F-18 of the Amended Draft Registration Statement No.1, as follows:

Deanna Virginio United States Securities and Exchange Commission September 21, 2020 Page 8 of 8

In February 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842), which requires lessees to recognize a right-of-use asset and lease liability on the balance sheet for all leases, including operating leases, with a term in excess of 12 months. The guidance also expands the quantitative and qualitative disclosure requirements. The new guidance requires the lessee to record operating leases on the balance sheet with a right-of-use asset and corresponding liability for future payment obligations. In July 2018, FASB issued ASU 2018-11 Leases (Topic 842) – Targeted Improvements that reduces costs and eases implementation of the leases standard for financial statement preparers. The ASU simplifies transition requirements and, for lessors, provides a practical expedient for the separation of non-lease components from lease components. In November 2019, FASB released ASU No. 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates, which modified the implementation date of the standard. For public entities, the guidance will be effective for fiscal year beginning after December 15, 2018 and interim periods therein. For all other entities, the guidance is effective for fiscal years beginning after December 15, 2020 and interim periods within fiscal years beginning after December 15, 2021. As an emerging growth company, the Company will adopt this guidance effective October 1, 2021. The Company does not expect the cumulative effect resulting from the adoption of this guidance will have a material impact on its consolidated financial statements.

Exhibit Index, page II-2

24.       For each director nominee, please file the consent required by Rule 438 as an exhibit to the registration statement.

Response: In response to this comment, the Company has added the relevant director nominee consents as new Exhibits 99.1 through 99.3 to the Registration Statement.

25.       We note that the labor contracts filed as exhibit 10.7 and 10.8 do not appear to be translated in their entirety. Please refile the full English translation of each agreement.

Response: In response to this Comment, the Company has amended these Exhibits to include full English translations.

Please feel free to contact me should you require additional information at (775) 234-5221 or jlaxague@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Joe Laxague
Joe Laxague, Esq.